Exhibit 12.1
RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS AND EARNINGS TO FIXED CHARGES

	For the Period from October 29, 2004 through December 31, 2004 (unaudited)	Year Ended December 31, 2005 (unaudited)
Ratio of earnings to combined fixed charges and preferred stock dividends(1)	(0.27) to 1.00	1.25 to 1.00

(1)
The ratio of earnings to combined fixed charges and preferred stock dividends was computed by dividing earnings by fixed charges. NorthStar Realty Finance has not issued any preferred stock as of the date of this prospectus, and therefore there were no preferred dividends included in the calculation of ratios of earnings to combined fixed charges and preferred stock dividends for these periods. Earnings have been calculated by adding fixed charges to income (loss) from continuing operations. Fixed charges consist of interest expense and amortization of deferred financing costs. For the period October 29, 2004 through December 31, 2004, earnings were inadequate to cover fixed charges. The coverage deficiency totaled $5.8 million.